# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exascale Labs Holdings Inc., CIK 0002109869
CUSIP: 30066G102
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 820 Gessner Road,, Suite 332, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 10/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002152924

## Reporting persons
- ARC Group International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 4,946,413; sole dispositive power 0; shared dispositive power 4,946,413; aggregate amount beneficially owned 4,946,413 (14.7% of the class)
- ARC Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 4,946,413; sole dispositive power 0; shared dispositive power 4,946,413; aggregate amount beneficially owned 4,946,413 (14.7% of the class)
- Abraham Cinta: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 4,946,413; shared voting power 0; sole dispositive power 4,946,413; shared dispositive power 0; aggregate amount beneficially owned 4,946,413 (14.7% of the class)

## Item 1. Issuer
Name of issuer: Exascale Labs Holdings Inc.
Address of issuer's principal executive offices: 820 Gessner Road, Suite 332, Houston, TX 77024

## Item 2. Person Filing
Name of person filing: This statement is filed jointly by: (i) ARC Group International Limited ("AGIL"), the record holder of the securities being reported, (ii) ARC Group Limited ("ARC Group"), of which AGIL is a wholly-owned subsidiary, and (iii) Mr. Abraham Cinta, who is the chief executive officer and a director of ARC Group and who may be deemed to have voting and dispositive power of the securities beneficially owned by the Reporting Persons.
Address of principal business office or, if none, residence: The address of each Reporting Person is c/o ARC Group International Limited, Unit 417, 4th Floor, Lippo Centre, Tower Two, No. 89 Queensway, Admiralty, Hong Kong.
Citizenship: AGIL: Hong Kong ARC Group: Hong Kong; Mr. Cinta: Mexico

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,946,413, including 1,000,000 shares AGIL agreed in June 2026 to sell to Publico Partners Ltd, for which AGIL has received the purchase price but which remain held by AGIL pending delivery and excluding 40,000 shares underlying private placement warrants exercisable at $11.50 per share, which remain held by the sponsor of the special purpose acquisition company that entered into a business combination with the Issuer, as described in a current report on Form 8-K filed by the issuer on September 2, 2026, and have not been transferred to AGIL.
Percent of class: 14.7%, based on 33,689,050 shares of Class A Common Stock outstanding as reported by the issuer in its Annual Report on Form 10-K filed on September 28, 2026.
Sole power to vote or to direct the vote: 4,946,413 (Mr. Cinta only)
Shared power to vote or to direct the vote: 4,946,413 (AGIL and ARC Group)
Sole power to dispose or to direct the disposition: 4,946,413 (Mr. Cinta only)
Shared power to dispose or to direct the disposition: 4,946,413 (AGIL and ARC Group)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ARC Group International Limited: /s/ Carlos Lopez, Carlos Lopez, Director (10/15/2026)
- ARC Group Limited: /s/ Abraham Cinta, Abraham Cinta, Director (10/15/2026)
- Abraham Cinta: /s/ Abraham Cinta, Abraham Cinta (10/15/2026)
Comment: Joint Filing Agreement